1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Corey F. Rose corey.rose@dechert.com +1 202 261 3314 Direct +1 202 261 3158 Fax

October 24, 2017

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	The Hartford Mutual Funds II, Inc. (the “Registrant”) (SEC File Nos. 002-11387 and 811-00558)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to Lisa Zeises, Alexander Karampatsos, and me on October 17, 2017 with respect to the Registrant’s Post-Effective Amendment No. 141, filed on September 1, 2017, relating to The Hartford Value Opportunities Fund (the “Fund”). On behalf of the Fund, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.	Comment:	Please provide supplementally a completed Annual Fund Operating Expenses table for the Fund.

Response:	The completed Annual Fund Operating Expenses table for the Fund is attached as Appendix I.

2.	Comment:	Please provide supplementally a completed Expense Example for the Fund.

Response:	The completed Expense Example for the Fund is attached as Appendix II.

3.	Comment:	The Fund’s Annual Fund Operating Expenses table contains a footnote stating that expense information in the table has been restated to reflect current fees. Please explain supplementally the reason for this restatement.

Deborah O’Neal-Johnson October 24, 2017 Page 2

Response:	The Registrant confirms that the management fees have been restated to reflect a reduction in the contractual management fee rate.

4.	Comment:	The Fund’s Annual Fund Operating Expenses table contains a footnote stating that the Fund’s transfer agent has contractually agreed to waive and/or reimburse a portion of the transfer agency fee to the extent necessary to maintain the transfer agency fee at 0.004% of the average daily net assets of Class F shares through February 28, 2019 and has agreed to reimburse all transfer agency fees for Class F shares until February 28, 2018. Please consider clarifying this footnote.

Response:	The Registrant has revised the disclosure consistent with this comment.

5.	Comment:	The Fund’s Annual Fund Operating Expenses table contains a footnote stating that the Fund’s Total Other Expenses have been restated for Class Y shares to reflect the removal of a cap on the transfer agency fee that became effective May 1, 2017 and another footnote that states that the Fund’s transfer agent has contractually agreed to waive and/or reimburse a portion of the transfer agency fee to the extent necessary to maintain the transfer agency fee at 0.06% of the average daily net assets of Class Y shares through February 28, 2019. Please explain supplementally whether the Fund is subject to a transfer agency fee cap.

Response:	The Registrant confirms that Class Y shares of the Fund are no longer subject to a transfer agency fee cap, effective May 1, 2017; however, the Fund’s transfer agent has separately agreed to waive a portion of the transfer agency fee, effective November 1, 2017.

6.	Comment:	Please explain supplementally how the Fund’s principal investment strategy to invest in “high quality companies” is consistent with a value-oriented investing style.

Response:	In seeking quality, Wellington Management Company LLP (“Wellington Management”), the Fund’s sub-adviser, looks for companies that generate free cash flow and that have stable to improving returns to support the business and the payment of dividends, regardless of the business environment. Wellington Management believes quality companies generally have tenured management teams that take a long-term view and have a track record of prudent capital allocation and interests aligned with shareholders. As for high quality versus out of favor, Wellington Management believes high quality reflects the fundamental attributes of a firm (e.g., cash flow or balance sheet) but a security being out of favor reflects market sentiment. A company with strong fundamentals could be out of favor if its fundamentals are underappreciated by the market.

7.	Comment:	The Principal Investment Strategy section of the Fund’s Prospectus indicates that the Fund may invest in the securities of foreign issuers. Please consider whether it would be appropriate to include a reference to investing in emerging market securities in the Principal Investment Strategy section of the Prospectus and “Emerging Markets Risk” in the Principal Risks section of the Prospectus.

Deborah O’Neal-Johnson October 24, 2017 Page 3

Response:	The Registrant notes that investing in emerging market securities is not a principal investment strategy of the Fund and does not consider “Emerging Markets Risk” to be a principal risk of investing in the Fund.

8.	Comment:	Please provide supplementally the year-to-date return for Class A shares of the Fund as of September 30, 2017.

Response:	The year-to-date return for Class A shares of the Fund as of September 30, 2017 was 6.94%.

9.	Comment:	Please retitle the “Related Composite Performance of the Quality Value Fund” section to remove the name of the Fund.

Response:	The Registrant has revised the disclosure consistent with this comment.

10.	Comment:	The first sentence in the “Related Composite Performance of the Quality Value Fund” section states, “[t]he following tables present the past performance of a composite of certain accounts managed by Wellington Management, which serves as the sub-adviser to the Fund.” Explain supplementally whether all accounts that have investment objectives, policies and strategies that are substantially similar to those of the Fund have been included in Wellington Management Quality Value composite.

Response:	The Registrant confirms that all discretionary accounts that have investment objectives, policies and strategies that are substantially similar to those of the Fund have been included in the Wellington Management Quality Value composite.

11.	Comment:	Please explain supplementally whether the performance of the Wellington Management Quality Value composite net of Class A expenses is net of any fee waivers.

Response:	The Registrant confirms that the composite performance net of Class A expenses is not net of any fee waivers.

12.	Comment:	Please provide supplementally completed Wellington Management Quality Value composite performance tables.

Response:	The composite performance tables are attached as Appendix III.

13.	Comment:	Please confirm supplementally that the Fund or its adviser(s) have the records necessary to support the calculation of the performance of the Wellington Management Quality Value composite as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:	The Registrant confirms that Wellington Management, the Fund’s sub-adviser, has the records necessary to support the calculation of the composite performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

Deborah O’Neal-Johnson October 24, 2017 Page 4

Should you have any questions, please feel free to contact the undersigned at (202) 261-3314.

Sincerely,

/s/ Corey F. Rose

Corey F. Rose

cc:	Lisa Zeises John V. O’Hanlon

Deborah O’Neal-Johnson October 24, 2017 Page 5

Appendix I

Shareholder Fees (fees paid directly from your investment)
Share Classes	A	T	C	I	R3	R4	R5	Y	F
Maximum sales charge (load) imposed on purchases as a percentage of offering price	5.50%	2.50%	None	None	None	None	None	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is less)	None(1)	None	1.00%	None	None	None	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Share Classes	A	T	C	I	R3	R4	R5	Y	F
Management fees(2)	0.55%	0.55%	0.55%	0.55%	0.55%	0.55%	0.55%	0.55%	0.55%
Distribution and service (12b-1) fees	0.25%	0.25%	1.00%	None	0.50%	0.25%	None	None	None
Total other expenses(3)	0.25%	0.25%	0.23%	0.23%	0.33%	0.25%	0.21%	0.14%	0.09%
Administrative services fee	None	None	None	None	0.20%	0.15%	0.10%	None	None
Other expenses	0.25%	0.25%	0.23%	0.23%	0.13%	0.10%	0.11%	0.14%	0.09%
Total annual fund operating expenses	1.05%	1.05%	1.78%	0.78%	1.38%	1.05%	0.76%	0.69%	0.64%
Fee waiver and/or expense reimbursement(4)	0.00%	0.00%	0.00%	0.00%	0.03%	0.00%	0.01%	0.00%	0.00%
Total annual fund operating expenses after fee waiver and/or expense reimbursement(4)	1.05%	1.05%	1.78%	0.78%	1.35%	1.05%	0.75%	0.69%	0.64%
(1)	For investments over $1 million, a 1.00% maximum deferred sales charge may apply.
(2)	“Management fees” have been restated to reflect current fees.
(3)	“Total other expenses" have been restated for Class A, C, I, R3, R4, R5, F and Y shares to reflect expenses as of the six-month period ended April 30, 2017 and, with respect to Class Y shares, to reflect the removal, effective May 1, 2017, of a cap on the transfer agency fee. In addition, "Total other expenses" are based on estimated amounts for Class T and F shares.
(4)	Effective November 1, 2017 through February 28, 2019, Hartford Funds Management Company, LLC (the “Investment Manager”) has contractually agreed to reimburse expenses (exclusive of taxes, interest expenses, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) to the extent necessary to maintain total annual fund operating expenses as follows: 1.05% (Class A), 1.05% (Class T), 1.80% (Class C), 0.79% (Class I), 1.35% (Class R3), 1.05% (Class R4), 0.75% (Class R5), 0.70% (Class Y) and 0.65% (Class F). In addition, effective November 1, 2017 through February 28, 2019, Hartford Administrative Services Company (“HASCO”), the Fund’s transfer agent, has contractually agreed to waive and/or reimburse a portion of the transfer agency fee to the extent necessary to maintain the transfer agency fees as follows: 0.25% (Class A), 0.25% (Class T), 0.25% (Class C), 0.20% (Class I), 0.02% (Class R3), 0.02% (Class R4), 0.02% (Class R5), and 0.06% (Class Y). HASCO has also contractually agreed to reimburse all transfer agency fees for Class F shares until February 28, 2018, and thereafter, has agreed to waive and/or reimburse a portion of the transfer agency fee to the extent necessary to maintain the transfer agency fee at 0.004% of the average daily net assets of Class F shares through February 28, 2019. Each contractual arrangement, except the reimbursement of the entire transfer agency fee for Class F, shall renew automatically for one-year terms thereafter unless the Investment Manager or HASCO, respectively, provides written notice of termination prior to the start of the next term or upon approval of the Board of Directors of The Hartford Mutual Funds II, Inc.

Deborah O’Neal-Johnson October 24, 2017 Page 6

Appendix II

Example. The examples below are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The examples assume that:

•	Your investment has a 5% return each year

•	The Fund’s operating expenses remain the same (except that the examples reflect the expense limitation arrangements for only the first year)

•	You reinvest all dividends and distributions

•	You pay any deferred sales charge due for the applicable period.

Your actual costs may be higher or lower. Based on these assumptions, for every $10,000 invested, you would pay the following expenses if you sell all of your shares at the end of each time period indicated:

Share Classes	Year 1	Year 3	Year 5	Year 10
A	$651	$866	$1,098	$1,762
T	$354	$576	$ 815	$1,501
C	$281	$560	$ 964	$2,095
I	$ 80	$249	$ 433	$ 966
R3	$137	$434	$ 752	$1,655
R4	$107	$334	$ 579	$1,283
R5	$ 77	$242	$ 421	$ 941
Y	$ 70	$221	$ 384	$ 859
F	$ 65	$205	$ 357	$ 798
You would pay the following expenses if you did not redeem your shares:
Share Classes	Year 1	Year 3	Year 5	Year 10
A	$651	$866	$1,098	$1,762
T	$354	$576	$ 815	$1,501
C	$181	$560	$ 964	$2,095
I	$ 80	$249	$ 433	$ 966
R3	$137	$434	$ 752	$1,655
R4	$107	$334	$ 579	$1,283
R5	$ 77	$242	$ 421	$ 941
Y	$ 70	$221	$ 384	$ 859
F	$ 65	$205	$ 357	$ 798

Deborah O’Neal-Johnson October 24, 2017 Page 7

Appendix III

WELLINGTON MANAGEMENT QUALITY VALUE COMPOSITE PERFORMANCE*

AVERAGE ANNUAL TOTAL RETURNS FOR THE PERIODS ENDED DECEMBER 31, 2016:

	1 Year	5 Years	10 Years
Composite (Net of Class A expenses and maximum Class A sales charge)	7.37%	11.55%	6.09%
Composite (Net of Class A expenses but excluding Class A sales charges)	13.61%	12.82%	6.69%
Composite (Gross)	14.81%	14.01%	7.81%
Russell 1000 Value Index (reflects no deduction for fees, expenses or taxes)	17.34%	14.80%	5.72%

TOTAL RETURNS FOR THE PERIODS ENDED DECEMBER 31

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Composite (Net of Class A expenses and maximum Class A sales charge)	1.68%	-34.78%	18.06%	7.60%	-6.45%	7.31%	20.30%	6.12%	-6.34%	7.37%
Composite (Gross)	8.72%	-30.26%	26.24%	15.06%	0.04%	14.75%	28.64%	13.48%	0.16%	14.81%
Russell 1000 Value Index (reflects no deduction for fees, expenses or taxes)	-0.17%	-36.85%	19.69%	15.51%	0.39%	17.51%	32.53%	13.45%	-3.83%	17.34%

* This is not the performance of the Fund. As of December 31, 2016, the Quality Value composite was composed of 12 accounts, totaling approximately $3.555 billion.